MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2023

As of November 7, 2023

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended September 30, 2023

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Silver Mines Inc. (the “Company” or “Fortuna”) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2022 (the “2022 Financial Statements”) and unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2023 and the related notes thereto (the “Q3 2023 Financial Statements”) which have been prepared in accordance with International Accounting Standard 34, Interim financial reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of November 7, 2023. The information and discussion provided in this MD&A covers the three and nine months ended September 30, 2023, and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" or "US$" in this MD&A are to US dollars and references to C$ are to Canadian dollars.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ significantly from the requirements required by the U.S. Securities and Exchange Commission (“SEC”) as set out in the cautionary note 41 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2022 dated March 28, 2023 and its Management Information Circular dated June 22, 2023, which are available on SEDAR+ and EDGAR.

This MD&A uses certain Non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; total production cash cost per tonne; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cashflow and free cashflow from ongoing operations; adjusted net income; adjusted EBITDA and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not have a standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section 24 of this MD&A.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru. The Company produces silver, gold, and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Yaramoko gold mine (“Yaramoko” or the “Yaramoko Mine”) located in south-western Burkina Faso, the underground San Jose silver and gold mine (“San Jose” or the “San Jose Mine”) located in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and the open pit Séguéla gold mine (“Séguéla”, or the “Séguéla Mine”) located in south-western Côte d’Ivoire. Each of the Company's producing mines is generally considered to be a separate reportable segment, along with the Company's corporate stewardship segment.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (“TSX”) under the trading symbol FVI.

CORPORATE DEVELOPMENTS

Acquisition of Chesser Resources Limited

On September 20, 2023 the Company announced the completion of its acquisition of Chesser Resources by way of a Scheme Implementation Deed. Under the terms of the agreement Fortuna acquired all of the shares of Chesser Resources in consideration for 0.0248 of one common share of Fortuna for each Chesser share held. Fortuna issued 15,545,368 common shares as consideration for the transaction. Refer to the News Release dated September 20, 2023 “Fortuna completes acquisition of Chesser Resources, strengthening its presence in West Africa”.

San Jose EIA

On October 30, 2023 the Company announced that the Mexican Federal Administrative Court (the “Court”) had ruled in favour of Compañia Minera Cuzcatlan S.A. de C.V (“Minera Cuzcatlan”), Fortuna’s Mexican subsidiary, and reinstated the 12-year environmental impact authorization (“EIA”) for the San Jose Mine.

The decision is subject to appeal by November 30, 2023. If appealed, the permanent injunction that the Company already has will remain in effect. The temporary restrictions imposed by the Company's lenders under the Credit Facility will be removed on December 1, 2023, provided that an appeal to the Court's decision is not filed on or before November 30, 2023.

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2023

Financial

●	Sales were $243.1 million, an increase of 46% from the $166.6 million reported in the three months ended September 30, 2022 (“Q3 2022”).
●	Mine operating income was $65.9 million, an increase of 167% from the $24.7 million reported in Q3 2022.
●	Operating income was $45.4 million, an increase of 696% from the $5.7 million in operating income reported in Q3 2022.
●	Net income was $30.9 million or $0.09 per share, an increase from a net loss of $4.1 million or $0.01 per share reported in Q3 2022.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

●	Adjusted net income (refer to Non-IFRS Financial Measures) was $33.3 million compared to $2.3 million in Q3 2022, representing a 1,348% quarter-over-quarter increase.
●	Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $104.6 million compared to $54.4 million reported in Q3 2022, representing a 92% quarter-over-quarter increase.
●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures) was $70.0 million compared to $34.0 million reported in 2022, representing a 106% quarter-over-quarter increase.
●	Net cash provided by operating activities was $106.5 million, an increase of 65% from the $64.7 million reported in 2022.

Operating

●	Gold production of 94,821 ounces, a 43% increase from Q3 2022
●	Silver production of 1,680,751 ounces, a decrease of 9% from Q3 2022
●	Lead production of 10,337,475 pounds, an increase of 14% from Q3 2022
●	Zinc production of 14,036,832 pounds, an increase of 18% from Q3 2022
●	Consolidated All-in Sustaining Costs (“AISC”) of $1,312 per ounce on a gold equivalent sold basis compared to $1,431 per ounce for the third quarter of 2022. See “Non-IFRS Measures - All-in Sustaining Cash Cost per Ounce of Gold Equivalent Sold” for additional information

Health & Safety

For the third quarter of 2023, the Company recorded one lost time injury (“LTI”) and no medical treatment injuries (“MTI”) over 3.5 million hours worked for all its activities. The year-to-date LTI frequency rate (“LTIFR”) at the end of this quarter was 0.38 lost time injuries per million hours worked while the year-to-date total recordable injury frequency rate (“TRIFR”) was 0.86 total recordable injuries per million hours worked, for a total of 10.5 million hours worked since the beginning of the year.

Environment

No significant incidents were recorded during the third quarter of 2023, and no instances of environmental non-compliance were identified by authorities, nor were any fines related to environmental permits and regulations recorded.

Community Engagement

During the third quarter of 2023, there were no significant disputes at any of our sites. We also recorded 219 local stakeholder engagement activities during the period. These included consultation meetings with local administration and community leaders, participation in ceremonies and courtesy visits.

Climate Change

In the third quarter of 2023, the Company continued to pursue its climate change action plan, which aims to reduce its greenhouse gas emissions and strengthen its resilience to climate-related risks. The Company continued its process to define climate-related metrics and targets and started a climate scenario analysis risk assessment in line with the guidelines set forth in the Task Force on Climate-Related Financial Disclosures Framework.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Operating and Financial Highlights

A summary of the Company’s consolidated financial and operating results for the three and nine months ended September 30, 2023 are presented below:

	Three months ended September 30,			Nine months ended September 30,
Consolidated Metrics	2023	2022	% Change	2023	2022	% Change
Selected highlights
Silver
Metal produced (oz)	1,680,751	1,837,506	(9%)	4,529,690	5,160,529	(12%)
Metal sold (oz)	1,625,811	1,835,296	(11%)	4,500,633	5,149,621	(13%)
Realized price ($/oz)	23.70	19.16	24%	23.40	21.88	7%
Gold
Metal produced (oz)	94,821	66,344	43%	219,263	195,315	12%
Metal sold (oz)	99,802	66,183	51%	221,303	196,595	13%
Realized price ($/oz)	1,925	1,718	12%	1,928	1,823	6%
Lead
Metal produced (000's lbs)	10,337	9,085	14%	30,053	25,856	16%
Metal sold (000's lbs)	9,232	9,155	1%	29,433	25,751	14%
Zinc
Metal produced (000's lbs)	14,037	11,885	18%	41,125	33,598	22%
Metal sold (000's lbs)	13,959	12,277	14%	41,759	33,743	24%
Unit Costs
Production cash cost ($/oz Au Eq)	814	881	(8%)	887	841	5%
All-in sustaining cash cost ($/oz Au Eq)	1,312	1,431	(8%)	1,507	1,383	9%

Mine operating income	65.9	24.7	167%	138.2	120.8	14%
Operating income	45.4	5.7	696%	77.0	59.6	29%
Net income (loss)	30.9	(4.1)	854%	46.2	24.5	89%
Earnings (loss) per share - basic	0.09	(0.01)	1,000%	0.14	0.08	75%
Adjusted net income[1]	33.3	2.3	1,348%	49.5	35.4	40%
Adjusted EBITDA[1]	104.6	54.4	92%	214.0	189.7	13%
Net cash provided by operating activities	106.5	64.7	65%	191.8	144.6	33%
Free cash flow from ongoing operations[1]	70.0	34.0	106%	87.3	64.8	35%
Capital Expenditures[2]
Sustaining	27.2	23.2	17%	89.3	64.3	39%
Non-sustaining[3]	1.3	4.0	(68%)	3.4	10.4	(67%)
Séguéla construction	1.9	23.5	(92%)	50.0	87.6	(43%)
Brownfields	3.3	9.6	(66%)	10.7	17.1	(37%)
As at				September 30, 2023	December 31, 2022	% Change
Cash and cash equivalents				117.8	80.5	46%
Total assets				2,046.5	1,876.2	9%
Debt				246.6	219.2	13%
Equity attributable to Fortuna shareholders				1,333.6	1,244.8	7%
[1] Refer to Non-IFRS financial measures
[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

FINANCIAL RESULTS

Sales

	Three months ended September 30,			Nine months ended September 30,
	2023	2022	% Change	2023	2022	% Change
Provisional sales $
Lindero	42.9	51.9	(17%)	146.1	163.2	(10%)
Yaramoko	65.6	46.4	41%	172.9	147.8	17%
Séguéla	68.4	-	100%	68.4	-	100%
San Jose	44.2	42.4	4%	118.5	132.0	(10%)
Caylloma	22.8	25.6	(11%)	75.5	79.0	(4%)
Adjustments[1]	(0.8)	0.3	(367%)	(4.3)	(5.2)	(17%)
Total sales $	243.1	166.6	46%	577.1	516.8	12%
[1] Adjustments consists of mark to market, final price and assay adjustments
[2] Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
[3] Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Third Quarter 2023 vs Third Quarter 2022

Consolidated sales for the three months ended September 30, 2023 were $243.1 million, a 46% increase from the $166.6 million reported in the same period in 2022. Sales by reportable segment for the three months ended September 30, 2023 were as follows:

●	Lindero recognized adjusted sales of $42.9 million from the sale of 22,242 ounces of gold, a 17% decrease from the same period in 2022. Sales decreased at Lindero as a result of lower production due to decreased gold grades which is in line with the mine plan. This was partially offset by $0.5 million in copper sales during the quarter and higher gold prices. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Yaramoko recognized adjusted sales of $65.6 million from the sale of 33,971 ounces of gold which was $19.2 million higher than the same period in 2022. Higher gold sales at Yaramoko were the result of higher production due to increased grades and higher widths of mineralization encountered in development headings, and higher gold prices. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.
●	Séguéla recognized adjusted sales of $68.4 million from the sale of 35,503 ounces of gold. The mine was under construction in the same period 2022. See "Results of Operations – Séguéla Mine, Côte d’Ivoire " for additional information.
●	San Jose recognized adjusted sales of $43.5 million, a 3% increase from the $42.2 million reported in the same period in 2022. The increase in sales was primarily driven by higher realized prices for gold and silver but offset by lower production due to lower tonnes milled and lower head grades. See "Results of Operations – San Jose Mine, Mexico" for additional information.
●	Caylloma recognized adjusted sales of $22.7 million compared to $26.1 million reported in the same period in 2022. The decrease in sales was primarily the result of lower zinc prices and was partially offset by higher realized silver prices. See "Results of Operations – Caylloma Mine, Peru" for additional information.

First Nine months of 2023 vs First Nine months of 2022

Consolidated sales for the nine months ended September 30, 2023 were $577.1 million, a 12% increase from the $516.7 million reported in the same period in 2022. Sales by reportable segment for the nine months ended September 30, 2023 were as follows:

●	Lindero recognized adjusted sales of $146.1 million from the sale of 74,194 ounces of gold, a 10% decrease from the same period in 2022. Lower gold sales were the result of lower production due to lower gold grades delivered to the leach pad which was in line with the mining sequence, partially offset by higher metal prices. See "Results of Operations – Lindero Mine, Argentina" for additional information.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

●	Yaramoko recognized adjusted sales of $172.9 million from the sale of 89,448 ounces of gold which was a 17% increase from the previous period. Higher sales was mainly due to higher metal prices as well as higher production from higher processed tonnes and higher grades. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.
●	Séguéla recognized adjusted sales of $68.4 million from the sale of 35,503 ounces of gold. See "Results of Operations – Séguéla Mine, Côte d’Ivoire " for additional information.
●	San Jose recognized adjusted sales of $115.6 million, a 9% decrease from the $127.6 million reported in the same period in 2022. Sales for the first nine months of the year were lower at San Jose primarily due to the illegal blockade of the mine in the second quarter and lower production from lower grades which is in line with the reserve model and partially offset by higher realized prices. See "Results of Operations – San Jose Mine, Mexico" for additional information.
●	Caylloma recognized adjusted sales of $74.1 million compared to $78.1 million reported in the same period in 2022. The decrease in sales was primarily due to lower zinc prices. See "Results of Operations – Caylloma Mine, Peru" for additional information.

Operating Income (Loss) and Adjusted EBITDA

	Three months ended September 30,				Nine months ended September 30,
	2023%[1]		2022%[1]		2023%[1]		2022%[1]
Operating income (loss)
Lindero	2.1	5%	5.0	10%	16.3	11%	33.3	20%
Séguéla	30.9	45%	(1.8)	0%	30.6	45%	(2.9)	0%
Yaramoko	10.0	15%	-	(0%)	34.0	11%	13.7	9%
San Jose	3.9	9%	7.0	17%	4.8	4%	23.6	18%
Caylloma	5.3	23%	7.6	29%	19.3	26%	23.3	30%
Corporate	(6.8)		(12.1)		(28.0)		(31.4)
Total	45.4	19%	5.7	3%	77.0	13%	59.6	12%

Adjusted EBITDA[2]
Lindero	12.6	29%	19.3	37%	50.8	35%	72.9	45%
Séguéla	42.7	62%	(1.4)	0%	42.4	62%	(1.5)	0%
Yaramoko	33.4	57%	18.0	33%	88.8	51%	61.5	42%
San Jose	14.7	34%	16.8	40%	33.6	29%	53.2	42%
Caylloma	7.6	34%	10.1	39%	27.6	36%	29.4	38%
Corporate	(6.4)		(8.4)		(29.3)		(25.8)
Total	104.6	45%	54.4	31%	213.9	37%	189.7	37%
[1] As a Percentage of Sales
[2] Refer to Non-IFRS Financial Measures
Figures may not add due to rounding

Third Quarter 2023 vs Third Quarter 2022

Operating income for the three months ended September 30, 2023 was $45.4 million, an increase of $39.7 million over the same period in 2022.

●	Lower operating income at the Lindero Mine was primarily driven by lower sales. Operating costs for the period were impacted by a devaluation of the Argentinian Peso in August which resulted in a realized loss on foreign exchange of $1.8 million, which was partially offset by higher capitalization of costs as the mine completed stripping activities in the quarter.
●	Yaramoko saw an increase in operating income of $10.0 million as a result of higher sales as described above which was partially offset by higher depletion per ounce sold. Higher depletion per ounce was a result of

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

declining reserves in the Zone 55 underground which increased the depletion rate of new capital additions in the period from underground development.
●	Séguéla recognized operating income of $30.9 million in the third quarter as the site completed its production ramp-up. Operating income for the third quarter benefited from lower depletion per ounce due to the build up of inventory in the second quarter of 2023 during the pre-production phase prior to the mine achieving commercial production.
●	Operating income at the San Jose Mine for the third quarter of 2023 was $3.9 million compared to operating income of $7.0 million in the same period of 2022. The decrease in operating income was a result of lower sales as described above, the appreciation of the Mexican Peso increasing Peso denominated costs, and higher maintenance costs.
●	Operating income at the Caylloma Mine for the third quarter of 2023 was $2.3 million lower than the comparable period of 2022 as a result of lower base metal prices and cost increases related to inflation.
●	In the third quarter of 2023 the Company wrote-off $0.7 million in mineral properties related to the termination of an option agreement for the Higo Blanco project in Mexico.

The variance quarter over quarter compared to 2022 was also impacted by a write-off in mineral properties of $3.4 million related to the Tlamino project in 2022.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $104.6 million for the three months ended September 30, 2023, an increase of $50.2 million over the same period in 2022. Higher adjusted EBITDA was primarily the result of contributions from the Séguéla Mine which was still under construction in the comparable period of 2022.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the three months ended September 30, 2023 was $30.9 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

First Nine months of 2023 vs First Nine months of 2022

Operating income for the nine months ended September 30, 2023 was $77.0 million, an increase of $17.4 million over the same period in 2022.

●	Séguéla began contributing to operating income in the third quarter of 2023 as the mine completed its ramp-up in production. The mine was under construction during 2022.
●	Lower operating income at the Lindero Mine was driven by the same factors that influenced results for the quarter as well as higher distribution costs from the sale of copper concentrate during the year.
●	Operating income at San Jose was $4.8 million compared to $23.6 million in the comparable period. The reduction in operating income was primarily the result of the illegal blockade in the second quarter, lower sales as described above and the appreciation of the Mexican Peso during 2023 which has increased Peso denominated costs.
●	Operating income at Yaramoko was higher by $20.3 million for the first nine months of the year as a result of higher sales as described above, lower operating costs and a writedown of inventory of $4.0 million in the first half of 2022.

The change in operating income for the Company year over year was also impacted by a write-off in mineral properties of $5.5 million in 2022 for the Sante Fe and Tlamino exploration projects.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $214 million for the nine months ended September 30, 2023, an increase of $24.3 million over the same

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

period in 2022. Higher adjusted EBITDA was primarily the result of contributions from the Seguela Mine which was still under construction in the previous period.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the nine months ended September 30, 2023 was $46.2 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

All-in Sustaining Cost (“AISC”)

Third Quarter 2023 vs Third Quarter 2022

Consolidated AISC per gold equivalent ounce sold for the third quarter of 2023 was $1,312 per ounce compared to $1,431 per ounce for the comparable quarter. The decrease in AISC was primarily the result of:

●	Higher gold equivalent ounces (“GEO”) sold primarily due to contributions from the Séguéla Mine that was under construction in the comparable period and from the Yaramoko Mine.
●	This was partially offset by higher sustaining capital costs at Lindero for construction of Phase 2 of the leach pad and sustaining capital and lease costs at Séguéla which transitioned to production in the third quarter.
●	The previous period benefited from the impact of the gain on a forward contract for diesel of $1.7 million.

First Nine months of 2023 vs First Nine months of 2022

Consolidated AISC per gold equivalent ounce sold for the nine months ended September 30, 2023 was $1,507 per ounce compared to $1,383 per ounce for the comparable period. The increase in AISC was primarily the result of:

●	Higher sustaining capital expenditures at Lindero related to the factors described above and higher sustaining capital expenditures at the Yaramoko Mine related to additional capital development.
●	This was partially offset by higher GEOs sold for the first nine months of the year as result of contributions from Seguela, which was mitigated by the illegal blockade of the San Jose Mine during the second quarter and lower production at Lindero due to lower mine grades and high stripping in line with the mine plan.
●	The previous period benefited from the impact of the gain on a forward contract for diesel of $3.5 million.

General and Administrative (“G&A”) Expenses

	Three months ended September 30,			Nine months ended September 30,
(Expressed in millions)	2023	2022	% Change	2023	2022	% Change
Mine G&A	8.4	5.4	56%	20.5	15.8	30%
Corporate G&A	5.5	5.4	2%	19.7	22.3	(12%)
Share-based payments	0.5	1.9	(74%)	3.8	5.9	(36%)
Workers' participation	0.2	0.3	(33%)	0.2	0.7	(71%)
Total	14.6	13.0	12%	44.2	44.7	(1%)

G&A expenses for the three months ended September 30, 2023 increased 12% to $14.6 million compared to $13.0 million reported in the same period in 2022. The increase was the result of the Séguéla project entering the production phase and costs no longer being capitalized.

G&A expenses for the nine months ended September 30, 2023 of $44.2 million were in line with the $44.7 million reported in the same period in 2022 with higher mine G&A being offset by lower share based compensation.

Fortuna | 10

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Foreign Exchange Loss

Foreign exchange loss for the three months ended September 30, 2023 increased $2.5 million to $4.9 million compared to $2.4 million reported in the same period in 2022. Foreign exchange losses in the third quarter were primarily driven by a rapid devaluation of the Argentinian Peso in August and the impact on Peso denominated VAT balances, as well as a devaluation of the West Africa Franc and its impact on cash and VAT balances held at Yaramoko.

Foreign exchange loss for the nine months ended September 30, 2023 increased $0.1 million to $8.5 million compared to $8.4 million reported in the same period in 2022. Similar to the comparable period, losses were driven by devaluations in the Argentinian Peso and West Africa Franc and their impact on VAT and cash balances.

Income Tax Expense

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina, Côte d’Ivoire, Burkina Faso, Australia, and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate (“ETR”) including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws, and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the ETR and the sensitivity of the tax provision to these factors, the ETR will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

Income tax expense for the three months ended September 30, 2023 was $6.6 million compared to an income tax expense of $5.8 million reported in the same period in 2022. The increase of $0.8 million relative to the increase in net income before tax is primarily attributable to the use of non-capital losses at Séguéla that had not previously been recognized to reduce current income tax.

Income tax expense for the nine months ended September 30, 2023 was $15.6 million compared to an income tax expense of $26.1 million reported in the same period in 2022. The decrease of $10.5 million is primarily attributable to the use of non-capital losses at Séguéla described above as well as lower withholding taxes due to lower intercompany dividends.

The ETR for the three months ended September 30, 2023 was 17.6% compared to 354% for the same period in 2022. The decrease of 337% is a result of net income attributable to Séguéla and the use of previously unrecognized non-capital losses to lower current income tax.

The ETR for the nine months ended September 30, 2023 was 25% compared to 52% for the same period in 2022. The decrease of 26% is primarily the result of net income attributable to Séguéla and the use of previously unrecognized non-capital losses to lower current income tax, lower withholding taxes from intercompany dividends and the impact of inflation in Mexico and Argentina.

Outlook

Production

The Company has reiterated its consolidated production guidance of 6.3 to 6.9 million ounces of silver and 282 to 320 thousand ounces of gold for the year:

~~●~~	Yaramoko has increased its guidance range by approximately 14% to between 110 and 120 thousand ounces of gold
~~●~~	San Jose is expected to fall slightly below the annual guidance range for gold of 34 to 37 thousand ounces as a result of the illegal blockade in the second quarter and lower gold head grades but within guidance for silver
~~●~~	Caylloma is expected to achieve the upper ends of its guidance range

Fortuna | 11

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

~~●~~	Lindero and Séguéla are on track to meet their production guidance

Costs

Net income for the third quarter of 2023 was influenced by two one time events that are not expected to continue into the fourth quarter of 2023 (“Q4 2023”).

●	Depletion per ounce sold at Séguéla was low due to the build up of inventories during the pre-production phase in the second quarter prior to the start of depletion. Commercial production was achieved in the third quarter and assets started to deplete. Depletion per ounce is expected to increase in Q4 2023 and the first quarter of 2024 as a result.
●	Séguéla did not recognize current or deferred tax in the quarter as previously unrecognized non-capital loss carry forwards were used to reduce current income tax.

RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production, and unit costs:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Mine Production
Tonnes placed on the leach pad	1,467,578	1,365,726	4,449,049	4,163,555

Gold
Grade (g/t)	0.62	0.83	0.65	0.83
Production (oz)	20,933	30,032	71,647	89,116
Metal sold (oz)	22,242	30,064	74,194	89,229
Realized price ($/oz)	1,910	1,719	1,923	1,825

Unit Costs
Cash cost ($/oz Au)[1]	988	772	916	717
All-in sustaining cash cost ($/oz Au)[1]	1,611	1,159	1,569	1,117

Capital Expenditures ($000's) [2]
Sustaining	7,669	4,814	28,751	14,062
Non-sustaining	353	–	676	169
Brownfields	–	314	–	1,104
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

2 Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

In the third quarter of 2023, a total of 1,467,578 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.62 g/t, containing an estimated 29,068 ounces of gold. Gold production for Q3 2023 totaled 20,933 ounces. This represents a 30% decrease in total ounces, to the comparable quarter of 2022. This decline in gold production can be primarily explained by the lower head grade of ore placed on the leach pad, in accordance with the mining sequence and the Mineral Reserves. Ore mined was 1.9 million tonnes, with a stripping ratio of 1.1:1. The stripping ratio in the third quarter was 59 percent lower than the second quarter and is expected to continue declining through to the end of the year.

Fortuna | 12

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Higher stripping of waste in the first nine months of the year will allow improved access to higher grade material scheduled in the mine plan for the fourth quarter. As a result, Lindero anticipates placing approximately 1.6 million tonnes of ore on the leach pad in Q4 2023 at a higher average grade of 0.67 g/t Au.

Cash cost per ounce of gold for the quarter ended September 30, 2023, was $988 compared to $772 in the same period in 2022. Cash cost per ounce of gold was higher due to lower head grades in line with the mine plan, partially offset by lower processing costs.

All-in sustaining cash cost per gold ounce sold was $1,611 during Q3 2023 compared with $1,159 in the same period of 2022. All-in sustaining cash cost for the third quarter of 2023 was impacted by lower production described above and higher sustaining capital expenditures.

During the quarter, increased sustaining capital expenditures were primarily driven by the development of Phase 2 of the leach pad and capitalized stripping. As of September 30, 2023, the leach pad expansion project (“Project”) is approximately 13 percent complete. The procurement construction and management (“PCM”) service has been awarded to Knight Piésold, the accommodation camp expansion and PCM offices for the Project have been finalized, and PCM personnel are already onsite. Mobilization of the contractor’s personnel and equipment has commenced. The first shipments of geomembrane and geosynthetic clay liner are in transit, and the Project remains on schedule for completion during the second half of 2024.

Yaramoko Mine, Burkina Faso

The Yaramoko Mine is located in south-western Burkina Faso, and began commercial production in 2016. The operation consists of two underground mines feeding ore to a traditional gold processing facility where the ore is crushed, milled and subject to carbon-in-leach extraction processes, prior to electrowinning and refining where gold is poured to doré bars. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Mine Production
Tonnes milled	137,281	137,202	421,133	403,957

Gold
Grade (g/t)	7.72	6.21	6.52	6.34
Recovery (%)	99	97	98	97
Production (oz)	34,036	27,130	89,476	79,918
Metal sold (oz)	33,971	27,055	89,448	81,183
Realized price ($/oz)	1,932	1,716	1,932	1,821

Unit Costs
Cash cost ($/oz Au)[1]	752	934	764	847
All-in sustaining cash cost ($/oz Au)[1]	1,211	1,630	1,429	1,433

Capital Expenditures ($000's) [2]
Sustaining	9,451	10,225	37,318	26,671
Brownfields	1,447	2,530	3,656	3,018
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Fortuna | 13

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

The Yaramoko Mine produced 34,036 ounces of gold in the third quarter of 2023 with an average gold head grade of 7.72g/t, 25% and 24% increases when compared to the same period in 2022. Increased production resulted from higher average grades and greater widths of mineralization encountered in development headings, which contributed 42% of total mill feed.

As a result of the aforementioned higher grades in development and production zones within the mine plan, the Company has revised Yaramoko’s annual gold production guidance upwards to 110 to 120 thousand ounces from the original guidance of 92 to 102 thousand ounces, an increase of approximately 14 percent. Gold production for the first nine months of 2023 totaled 89,476 ounces.

Cash cost per ounce of gold sold for the quarter ended September 30, 2023, was $752 compared to $934 in the same period in 2022. Cash cost per ounce decreased due to higher production, improved head grades of ore processed, reduced mining costs related to ore development and decreased transportation costs.

All-in sustaining cash cost per gold ounce sold was $1,211 for the quarter ended September 30, 2023, compared to $1,630 for the same period in 2022. This decrease was as a result of higher production, and cash cost savings described above.

Sustaining capital for Q3 2023 was higher due to more intensive mine development. Brownfields expenditure was primarily related to diamond drilling. Drilling focused on infill grade control and exploring for extensions beyond the mineralized resource envelope in the deeper eastern portion of Zone 55. During the fourth quarter, drilling will continue on the western portion of Zone 55, testing for up and down-dip continuity of the recently discovered extensions to the resource boundary.

Fortuna | 14

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Séguéla Mine, Côte d’Ivoire

The Séguéla Mine is located in the Woroba District of Côte d’Ivoire, approximately 500 km from Abidjan, connected via major highways from the regional city of Séguéla. Commercial production began on July 1, 2023. The operation consists of an open pit mine, feeding ore to a single stage crushing circuit, with crushed ore being fed to a SAG mill followed by conventional carbon-in-leach and gravity recovery circuits prior to electro winning and smelting of gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Mine Production
Tonnes milled	310,387	-	419,992	-

Gold
Grade (g/t)	3.83	-	3.28	-
Recovery (%)	93	-	94	-
Production (oz)	31,498	-	35,521	-
Metal sold (oz)	35,503	—	35,503	—
Realized price ($/oz)	1,927	—	1,927	—

Unit Costs
Cash cost ($/oz Au)[1]	397	-	397	-
All-in sustaining cash cost ($/oz Au)[1]	788	-	788	-

Capital Expenditures ($000's) [2]
Sustaining	3,147	–	3,147	–
Brownfields	–	–	–	–
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

From Séguéla’s first gold pour on May 24th, 2023 to the successful completion of the processing plant performance test in August, the operation is now exceeding nameplate capacity. Séguéla is well positioned to achieve the mid-point of its gold production guidance of 60 to 75 thousand ounces for the second half of 2023.

In the third quarter of 2023, mine production totaled 502,326 tonnes of ore, averaging 3.48 g/t Au, and containing an estimated 56,136 ounces of gold from the Antenna Pit. Movement of waste during the quarter totaled 1,156,540 tonnes, for a strip ratio of 2.3:1.

Cash cost per gold ounce sold was $397 for Q3 2023, which was below plan, primarily due to higher head grades and lower energy and diesel consumption.

All-in sustaining cash cost per gold ounce sold was $788 for Q3 2023, which was below plan, primarily due to lower cash cost, lower capital expenditures, and higher sales volume.

Sustaining capital for Q3 2022 consisted primarily of mine development. The first stage of grade control drilling was completed at the Ancien deposit during the third quarter, with results currently being processed. Construction of the access road continued as planned, with stripping and initial mining of oxide material scheduled to begin this quarter.

At the Koula deposit, initial grade control drilling started and should be completed this quarter.

Fortuna | 15

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

San Jose Mine, Mexico

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, gold and silver production, and unit costs:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Mine Production
Tonnes milled	247,542	267,198	689,165	770,090
Average tonnes milled per day	2,845	3,071	2,790	2,939

Silver
Grade (g/t)	189	196	180	189
Recovery (%)	91	92	91	91
Production (oz)	1,372,530	1,545,410	3,633,107	4,288,936
Metal sold (oz)	1,347,719	1,539,382	3,618,723	4,272,878
Realized price ($/oz)	23.65	19.14	23.37	21.86

Gold
Grade (g/t)	1.14	1.16	1.11	1.14
Recovery (%)	91	91	90	91
Production (oz)	8,205	9,091	22,215	25,624
Metal sold (oz)	8,068	9,064	22,118	25,580
Realized price ($/oz)	1,932	1,722	1,930	1,825

Unit Costs
Production cash cost ($/t)[2]	103.47	79.37	97.26	79.66
Production cash cost ($/oz Ag Eq)[1,2]	13.84	9.70	13.48	10.35
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	18.04	14.23	18.65	14.95

Capital Expenditures ($000's) [3]
Sustaining	3,462	4,410	10,828	12,036
Non-sustaining	385	–	1,178	869
Brownfields	1,082	1,548	2,958	4,645
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

In the third quarter of 2023, the San Jose Mine produced 1,372,530 ounces of silver at an average head grade of 189 g/t Ag and 8,205 ounces of gold at an average head grade of 1.14 g/t Au, 11% and 10% lower, respectively, when compared to the same period in 2022. The decrease in silver and gold production for the third quarter of 2023, when compared to the third quarter of 2022, is explained by the declining grade profile of Mineral Reserves in the mine plan. The processing plant milled 247,542 tonnes at an average of 2,845 tonnes per day during the third quarter, in line with the plan for the period.

Gold production is expected to fall slightly below the annual guidance range of 34 to 37 thousand ounces, resulting from lost production days in the second quarter due to the illegal union blockade, and gold head grade reconciliation to

Fortuna | 16

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

reserves in the low end of range. The San Jose Mine remains positioned to deliver annual silver production within the guidance range of between 5.3 to 5.8 million ounces.

The cash cost per tonne for the three months ended September 30, 2023 was $103.47 compared to $79.37 in the same period in 2022. The increase was primarily due to higher use of contractors to make up for lost production in the second quarter of 2023 related to the illegal blockade, higher maintenance and indirect costs and the appreciation of the Mexican Peso.

All-in sustaining cash cost of payable silver equivalent for the three months ended September 30, 2023 increased 26% to $18.04 per ounce, compared to $14.23 per ounce for the same period in 2022. The increase was driven by higher cash cost, lower production, and lower equivalent silver ounces per gold ounce. This was offset slightly by lower capital expenditures and lower workers’ participation costs.

In the third quarter of 2023, sustaining capital expenditures were higher than the same period in 2022. This increase was primarily due to the execution of development meters, which had been postponed from Q2 2023 because of the illegal blockade. Brownfields expenditures were in line with the plan but are expected to increase due to the emergent drilling campaign at the Yessi vein.

Infill drilling at the San Jose Mine during the quarter led to the discovery of the Yessi vein, a blind structure, located 200 horizontal meters from existing underground infrastructure. The discovery hole SJOM-1387 intersected 1,299 g/t Ag Eq over 9.9 meters, and drill hole SJOM-1391 intersected 621 g/t Ag Eq over 5 meters (Refer to the News Release filled on SEDAR+ on September 5, 2023 titled “Fortuna intersects 1,299 g/t Ag Eq over a true width of 9.9 meters at the San Jose Mine, Mexico” for full details of the drilling program). Additional drilling is currently underway from both surface and underground to define the extent and geometry of this discovery. Mineralization remains open along strike to the north and south, and at depth.

Fortuna | 17

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, silver, gold, lead, and zinc production and unit costs:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Mine Production
Tonnes milled	140,077	139,143	403,076	407,695
Average tonnes milled per day	1,556	1,546	1,515	1,533

Silver
Grade (g/t)	83	79	84	82
Recovery (%)	82	82	82	81
Production (oz)	308,221	292,096	896,583	871,593
Metal sold (oz)	275,708	293,159	875,365	866,511
Realized price ($/oz)	23.93	19.31	23.50	21.98

Gold
Grade (g/t)	0.13	0.11	0.13	0.14
Recovery (%)	24	19	24	35
Production (oz)	149	91	404	656
Metal sold (oz)	18	—	40	603
Realized price ($/oz)	1,921	—	1,902	1,864

Lead
Grade (%)	3.66	3.33	3.66	3.29
Recovery (%)	92	89	92	88
Production (000's lbs)	10,337	9,085	30,053	25,856
Metal sold (000's lbs)	9,232	9,155	29,433	25,751
Realized price ($/lb)	0.97	0.90	0.98	0.99

Zinc
Grade (%)	5.07	4.37	5.07	4.22
Recovery (%)	90	89	90	89
Production (000's lbs)	14,037	11,885	41,125	33,598
Metal sold (000's lbs)	13,959	12,277	41,759	33,743
Realized price ($/lb)	1.10	1.48	1.26	1.65

Unit Costs
Production cash cost ($/t)[2]	99.25	93.12	100.29	92.03
Production cash cost ($/oz Ag Eq)[1,2]	15.62	11.32	14.50	12.25
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	21.14	15.66	19.03	17.16

Capital Expenditures ($000's) [3]
Sustaining	3,514	3,764	9,267	11,506
Brownfields	797	198	1,337	729
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

Fortuna | 18

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

The Caylloma Mine produced 308,221 ounces of silver, 10.3 million pounds of lead, and 14.0 million pounds of zinc during the third quarter of 2023. Silver production was 6% higher compared to the same quarter in 2022. Lead and zinc production rose by 14% and 18%, respectively, compared to the same period in 2022. Increased production was the result of positive grade reconciliation to the reserve model in levels 16 and 18 of the Animas vein. Increased recoveries for lead and zinc were also driven by the higher grades. Gold production totaled 149 ounces with an average head grade of 0.13 g/t.

The cash cost per tonne of processed ore for the three months ended September 30, 2023, increased 7% to $99.25 compared to $93.12 in the same period in 2022. This increase was primarily due to higher processing and indirect costs.

The all-in sustaining cash cost per ounce of payable silver equivalent for the three months ended September 30, 2023, increased 35% to $21.14, compared to $15.66 for the same period in 2022. The increase was driven by higher cash cost and the impact of metal prices on the calculation of silver equivalent ounces.

Capital costs for the period mainly consisted of underground development in mine levels 15, 16, and 18. The increase in Brownfields expenditures is primarily attributable to additional long hole drilling.

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to September 30, 2023:

	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Sales	243.1	158.4	175.7	164.7	166.6	167.9	182.3	198.9
Mine operating income	65.9	31.9	40.4	26.0	24.7	32.5	63.5	58.3
Operating income (loss)	45.4	7.7	23.9	(173.1)	5.7	13.1	40.7	38.9
Net income (loss)	30.9	3.5	11.9	(160.4)	(4.1)	1.7	27.0	16.6

Basic (loss) earnings per share	0.09	0.01	0.04	(0.52)	(0.01)	0.01	0.09	0.05
Diluted (loss) earnings per share	0.09	0.01	0.04	(0.52)	(0.01)	0.01	0.09	0.05

Total assets	2,046.6	1,991.5	1,946.1	1,876.2	2,032.6	2,060.0	2,060.4	2,021.9
Debt	246.6	285.9	244.9	219.2	204.2	218.6	198.0	157.5

Figures may not add due to rounding

Sales increased 53% in the third quarter of 2023 to $243.1 million compared to $158.4 million in the second quarter of 2023. Sales in the quarter were impacted by the addition of Séguéla as an operating mine. Net income increased by $27.4 million compared to the second quarter of 2023 as a result of contributions from Séguéla, which was in ramp-up during the previous quarter and the return to full operations at San Jose following an illegal blockade.

Sales decreased 10% in the second quarter of 2023 to $158.4 million compared to $175.7 million in the first quarter of 2023. Sales in the quarter were impacted by the illegal blockade at San Jose. Net income decreased by $8.4 million compared to the first quarter of 2023 as a result of lower sales and $7.3 million of other operating expenses related to care and maintenance, stand-by charges, and one-time payments associated with the work stoppages at Yaramoko and San Jose.

Sales increased 7% in the first quarter of 2023 to $175.7 million compared to $164.7 million in the fourth quarter of 2022 as higher gold sales and realized prices offset lower silver production. Net income increased by $172.3 million compared to the fourth quarter of 2022 as a result of an impairment charge of $182.8 million ($164.5 million net of tax) in the previous quarter.

Fortuna | 19

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Sales decreased 1% in the fourth quarter of 2022 to $164.7 million compared to $166.6 million in the third quarter of 2022 as lower production was offset by higher metal prices. Net loss increased by $156.3 million compared to the third quarter of 2022 as a result of an impairment charge of $182.8 million ($164.5 million net of tax) related to write-downs in the carrying values of the San Jose, Yaramoko, and Lindero cash generating units.

Sales decreased 1% in the third quarter of 2022 to $166.6 million compared to $167.9 million in the second quarter of 2022 as higher production was offset by lower realized metal prices. Mine operating income was impacted by higher processing costs and a $1.0 million write down of inventory to net realizable value at Yaramoko. Net income decreased $5.8 million compared to the second quarter of 2022 primarily due to the factors described above as well the write-off of the Tlamino property for $3.4 million.

Sales decreased 8% in the second quarter of 2022 to $167.9 million compared to $182.3 million in the first quarter of 2022 due primarily to lower sales at Yaramoko as mining finished in the QV zone and mill feed was supplemented by stockpiles reducing head grade delivered to the mill and lower head grades at San Jose. Mine operating income was lower as a result of lower sales as well as a $4.0 million write-down of inventory to net realizable value and an increase in costs due to inflationary pressures. Net income decreased $25.3 million compared to the first quarter of 2022 primarily due to the factors described above as well as higher current taxes from the recognition of withholding taxes.

Sales decreased 8% in the first quarter of 2022 to $182.3 million compared to $198.9 million in the fourth quarter of 2021 due primarily to lower sales at Lindero as a result of the impacts of COVID-19 at the mine and due to lower head grades at San Jose. Operating income was in line with the previous quarter as higher mine operating income was offset by the $2.1 million write-off due to the termination of a property agreement for the Santa Fe Property in Mexico and an increase in foreign exchange losses in the quarter. Net income increased $10.4 million compared to the fourth quarter of 2021 primarily due to lower current and deferred taxes.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash flow generated from operating activities for the third quarter of 2023 was $106.5 million compared to $64.7 million in the comparable period in 2022. The increase in operating cash flow was primarily due to the addition of Séguéla as an operating mine as well as San Jose returning to normal operations after the illegal blockade in the second quarter. Working capital movements for the quarter were neutral as an increase in inventory was offset by an increase in trade payables. Interest expenses paid in the quarter increased as capitalization of interest payments ended when Séguéla entered commercial production.

Investing Activities

In the third quarter of 2023 the Company invested $37.0 million in capital expenditures on a cash basis consisting of $30.6 million of sustaining capital including brownfields and $4.0 million of non-sustaining exploration. Sustaining investments made in the quarter consisted primarily of the following:

Sustaining

●	$9.5 million in capital expenditures at Yaramoko which consisted primarily of underground development
●	$7.7 million invested at the Lindero Mine to support both capitalized stripping of Phase 3 of the open pit and the Phase 2 expansion of the leach pad
●	$3.1 million in capitalized stripping and mine development at Séguéla
●	$3.5 million primarily in capitalized development at San Jose and $3.5 million at Caylloma

Fortuna | 20

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Financing Activities

Financing activities for the quarter primarily consisted of a $40.0 million repayment of the Company’s revolving credit facility.

Capital Resources

The Company maintains a $250.0 million revolving credit facility (“Credit Facility”). As at September 30, 2023, the Company had drawn down $205.5 million of the available credit (excluding letters of credit). The Credit Facility has a term of four years and matures on November 4, 2025. The amount available under the facility steps down to $175.0 million on November 4, 2024. Interest accrues on SOFR loans under the Credit Facility at SOFR plus an applicable margin of 2.25% to 3.25% which varies depending on the consolidated leverage levels of the Company.

The Credit Facility includes covenants customary for a facility of this nature including, among other matters, reporting requirements, and positive, negative, and financial covenants set out therein. As at September 30, 2023, the Company was in compliance with all of the covenants under the Credit Facility.

As at	September 30, 2023	December 31, 2022	Change
Cash and cash equivalents	117.8	80.5	37.3
Credit facility	250.0	250.0	-
Total liquidity available	367.8	330.5	37.3
Amount drawn on credit facility[1]	(205.5)	(180.0)	(25.5)
Net liquidity position	162.3	150.5	11.8
[1]Excluding letters of credit

Figures may not add due to rounding

As of the date of the MD&A, the Company has the following debt coming due within the next 12 months:

●	The step down of the revolving credit facility from $250.0 million to $175.0 million on November 4, 2024. Based on the balance outstanding at September 30, 2023, the step down would require a payment of $30.5 million.
●	The maturity of $45.7 million in outstanding convertible debentures on October 31, 2024

Based on the outstanding debt as of the balance sheet date this would reflect a payment of approximately $76.2 million within the next 12 months, which the Company expects to settle with the free cash flow generated from its operations and its existing cash balances.

On January 5, 2023, the Company announced that it had received notice of a resolution (“SEMARNAT Resolution”) from the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) which provides that SEMARNAT has annulled and is re-assessing the 12-year extension to the environmental impact authorization (“EIA”) for the San Jose Mine that it had granted to Fortuna’s wholly-owned subsidiary, Compania Minera Cuzcatlan S.A. de C.V. (“Minera Cuzcatlan”) in December 2022.

Minera Cuzcatlan initiated legal proceedings (the “Mexican Legal Proceedings”) in the Mexican Federal Administrative Court (the “Court”) to contest and revoke the annulment of the EIA. The Court has admitted the Mexican Legal Proceedings, and on March 10, 2023, Minera Cuzcatlan received notice that the Court has granted it a permanent injunction which allows the San Jose Mine to continue to operate under the terms of the 12-year EIA until the determination of the Mexican Legal Proceedings.

On October 30, 2023 the Company annouced that the Court had ruled in favour of Minera Cuzcatlan and reinstated the 12-year environmental impact authorization (“EIA”) for the San Jose Mine.

The decision is subject to appeal by November 30, 2023. If appealed, the permanent injunction that the Company already has will remain in effect. The temporary restrictions imposed by the Company's lenders under the Credit Facility (set out

Fortuna | 21

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

below) will be removed on December 1, 2023, provided that an appeal to the Court's decision is not filed on or before November 30, 2023.

Until the determination of the Mexican Legal Proceedings, the Company has agreed with its lenders to certain temporary restrictions under the Credit Facility as follows:

o	The Company may not exercise the $50.0 million accordion feature.

o	The Company must maintain a minimum cash balance of $70.0 million. In the event that the Company fails to maintain this minimum requirement over a period of 30 days, the availability of the credit under the facility will be reduced to $200.0 million. The credit availability will revert to $250.0 million once the Company re-establishes the minimum cash balance requirement over a period of 30 days.

o	The Company cannot make any distributions, cash-based permitted acquisition and investments, nor any discretionary expansionary capital expenditures (other than those related to the completion of the Séguéla Mine).

o	The Company may not make investments in or provide financial assistance to non-guaranteeing subsidiaries in excess of $3,000,000.

In the event that: (1) the permanent injunction ceases to be in effect; (2) the Court upholds the SEMARNAT Resolution, (3) an Administrative Authority issues a resolution to cease operations at the San Jose Mine, or (4) a positive unappealable decision in the Mexican Legal Proceedings is not received before March 31, 2024, the availability under the Credit Facility will be reduced to nil, and an event of default will occur thereunder.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisional priced trade receivables of $20.0 million are the Company’s only level 2 fair valued instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The forward sales, and forward foreign exchange contracts liabilities are valued based on the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

See note 3 (section r) and Note 26 of the 2022 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

Fortuna | 22

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 306,460,280 common shares outstanding as at November 7, 2023. In addition, there were 2,373,849 outstanding equity-settled share-based awards as follows:

Incentive stock options	127,350
Restricted share units	406,487
Performance share units	1,840,012
Total	2,373,849

An aggregate of 1,807,223 share-settled performance units issued by the Company are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

As at September 30, 2023, the Company has $45.7 million of senior subordinated unsecured convertible debentures outstanding.  The debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October. The debentures are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share, resulting in the issuance of up to 9,143,000 common shares subject to adjustments in certain circumstances. Refer to Note 13 of the 2022 Financial Statements for additional details.

Normal Course Issuer Bid

On April 28, 2023 the Company announced a renewal of its Normal Course Issuer Bid Program (“NCIB”) pursuant to which the Company may purchase up to five percent of its outstanding common shares.  Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2023 and will expire on the earlier of May 1, 2024; the date Fortuna acquires the maximum number of common shares allowable under the NCIB; or the date Fortuna otherwise decides not to make any further repurchases under the NCIB.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions during the three and nine months ended September 30, 2023 and 2022:

(a)   Key Management Personnel

During the three and nine months ended September 30, 2023 and 2022, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

Amounts paid to key management personnel were as follows:

	Three months ended September 30,		Nine months ended September 30,
(Expressed in $ thousands)	2023	2022	2023	2022
Salaries and benefits	2,072	2,078	6,886	9,057
Directors fees	208	197	622	737
Consulting fees	17	17	50	53
Share-based payments	367	1,452	2,192	4,416
	2,664	3,744	9,750	14,263

Fortuna | 23

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

ACQUISITION OF CHESSER RESOURCES

On September 20, 2023, the Company completed, by way of a Scheme Implementation Deed, the acquisition of Chesser Resources (ASX: CHZ) (the “Chesser Acquisition”). Under the terms of the Chesser Acquisition, Fortuna acquired all of the shares of Chesser Resources in consideration for 0.0248 of one common share of Fortuna for each Chesser share held, and Chesser became a wholly-owned subsidiary of the Company. The Company issued 15,545,368 common shares as consideration for the transaction, representing approximately 5.1% of the outstanding common shares of Fortuna on an undiluted basis.

The acquisition of Chesser represents a relatively small transaction for Fortuna and the Company expects the ongoing integration to be efficient and effective. In addition to closing and transaction related costs, the acquisition triggered a capital gains tax on the indirect acquisition of a Senegalese entity and associated registration fees. A payment of $9.4 million was made to the Senegalese tax authority on October 20, 2023 to settle these obligations based on the final valuation of the consideration exchanged.

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the Financial Statements, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining costs per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; total production cash cost per tonne; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cashflow from ongoing operations; adjusted net income; adjusted EBITDA and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Silver Equivalent Ounces Sold

Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

		Silver Ounces Sold	Management believes this provides a consistent way to measure costs and performance.

Fortuna | 24

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Cash Costs

Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

Cost of Sales

Management believes that cash cost and AISC measures provide useful information regarding the Company's ability to generate operating earnings and cash flows from its mining operations, and uses such measures to monitor the performance of the Company's mining operations. In addition, the Company believes that each measure provides useful information to investors in comparing, on a mine-by-mine basis, our operations relative performance on a period-by-period basis, against our competitors operations.

Cash Cost Per Tonne	This ratio is calculated by dividing Cash Costs by the number of tonnes milled in the period.
Cash Cost Per Ounce	This ratio is calculated by dividing cash costs by gold or silver equivalent ounces sold in the period.
All-In Sustaining Costs (AISC)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis.

We define All-in Sustaining Costs as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

AISC per Ounce Sold	This ratio is calculated by dividing AISC by gold or silver equivalent ounces sold in the period.
All-In Costs	All-In Costs is calculated consistently with AISC but is inclusive of non-sustaining capital.
Free cash Flow From Ongoing Operations

Free cash flow from ongoing operations is defined as net cash provided by operating activities, including Lindero commissioning, less sustaining capital expenditures and current income tax expense and adding back income taxes paid, changes in long-term receivable sustaining capital expenditures, one time transaction costs, payments of lease liabilities and other non-recurring items.

		Net Cash Provided by Operating Activities	This non-IFRS measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures.

Fortuna | 25

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Adjusted Net Income

Adjusted net income excludes the after-tax impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), and certain non-recurring items. Although some of the items are recurring, such as; loss on disposal of assets and non-hedge derivative gains and losses, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.

Net Income

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, but not reflective of the Company's underlying operations, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), unrealized gains (losses) on derivatives and certain non-recurring items, included in “Other expenses” on the Consolidated Income Statement. Other companies may calculate Adjusted EBITDA differently.

Net Income

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value.

Working Capital	Working capital is non-IFRS measure which is calculated by subtracting current liabilities from current assets.	Current Assets, Current Liabilities	Management believes that working capital is a useful indicator of the liquidity of the Company.

Fortuna | 26

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Cash Cost per Ounce of Gold Sold

The following tables presents a reconciliation of cash cost per ounce of gold sold to the cost of sales in the Q3 2023 Financial Statements:

Lindero Mine		Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)		2023	2022	2023	2022
Cost of sales		36,778	43,928	118,783	121,122
Changes in doré inventory		(1,504)	(107)	(2,824)	605
Inventory adjustment		-	-	15	-
Export duties		(3,266)	(3,900)	(11,042)	(12,192)
Depletion and depreciation		(11,132)	(14,898)	(36,197)	(41,203)
By product credits		(454)	(232)	(3,738)	(232)
Production cash cost		20,422	24,791	64,997	68,100
Changes in doré inventory		1,504	107	2,824	(605)
Realized gain in diesel hedge		-	(1,696)	-	(3,515)
Cash cost applicable per gold ounce sold	A	21,926	23,202	67,821	63,980
Ounces of gold sold	B	22,195	30,052	74,038	89,193
Cash cost per ounce of gold sold ($/oz)	=A/B	988	772	916	717

Yaramoko Mine		Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)		2023	2022	2023	2022
Cost of sales		53,943	47,481	137,159	129,762
Changes in doré inventory		-	-	-	(1,320)
Inventory net realizable value adjustment		-	(1,050)	(827)	(5,077)
Royalties and mining taxes		(3,793)	(2,817)	(10,241)	(8,898)
Depletion and depreciation		(24,563)	(18,356)	(57,719)	(47,010)
Refining charges		-	-	-	(329)
By product credits		-	-	-	(25)
Production cash cost		25,587	25,258	68,372	67,103
Changes in doré inventory		-	-	-	1,320
Refining charges		-	-	-	329
Cash cost applicable per gold ounce sold	A	25,587	25,258	68,372	68,752
Ounces of gold sold	B	34,029	27,055	89,447	81,183
Cash cost per ounce of gold sold ($/oz)	=A/B	752	934	764	847

Séguéla Mine		Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)		2023	2022	2023	2022
Cost of sales		33,233	-	33,233	-
Royalties and mining taxes		(4,568)	-	(4,568)	-
Depletion and depreciation		(14,556)	-	(14,556)	-
Production cash cost		14,109	-	14,109	-
Cash cost applicable per gold ounce sold	A	14,109	-	14,109	-
Ounces of gold sold	B	35,503	-	35,503	-
Cash cost per ounce of gold sold ($/oz)	=A/B	397	-	397	-

Fortuna | 27

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Cash Cost per Ounce of Gold Equivalent Sold

The following tables presents a reconciliation of cash cost per ounce of gold equivalent sold to the cost of sales in the Q3 2023 Financial Statements:

Consolidated		Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)		2023	2022	2023	2022
Cost of sales		177,181	141,860	438,944	396,016
Changes in concentrate inventory and dore inventory		(1,387)	(180)	(2,770)	(840)
Cost of sales-Right of use		651	-	2,107	-
Depletion and depreciation in concentrate inventory		50	39	(40)	(147)
Inventory adjustment		789	(1,229)	(914)	(4,989)
Royalties, export duties and mining taxes		(13,071)	(8,195)	(30,277)	(25,778)
Provision for community support		109	123	32	98
Workers' participation		(789)	(1,433)	(1,417)	(3,264)
Depletion and depreciation		(63,445)	(46,534)	(146,998)	(126,431)
By product credits		(454)	(232)	(3,738)	(257)
Production cash cost		99,634	84,216	254,929	234,407
Changes in concentrate inventory and dore inventory		1,387	180	2,770	840
Cost of sales-Right of use		(651)	-	(2,107)	-
Depletion and depreciation in concentrate inventory		(50)	(39)	40	147
Inventory adjustment		(789)	179	102	(87)
Realized gain in diesel hedge		-	(1,696)	-	(3,515)
Treatment charges		4,768	2,855	15,191	10,967
Refining charges		1,215	1,386	3,390	3,942
Cash cost applicable per gold equivalent ounce sold	A	105,514	87,083	274,315	246,701
Ounces of gold equivalent sold	B	129,627	98,872	309,196	293,423
Cash cost per ounce of gold equivalent sold ($/oz)	=A/B	814	881	887	841

Gold equivalent was calculated using the realized prices for gold of $1,924/oz Au, $23.7/oz Ag, $2,136/t Pb, and $2,428/t Zn for Q3 2023 and using the realized prices for gold of $1,718/oz Au, $19.2/oz Ag, $1,989/t Pb, and $3,268/t Zn for Q3 2022.

Gold equivalent was calculated using the realized prices for gold of $1,927/oz Au, $23.4/oz Ag, $2,162/t Pb, and $2,778/t Zn for YTD 2023 and using the realized prices for gold of $1,823/oz Au, $21.9/oz Ag, $2,181/t Pb, and $3,634/t Zn for YTD 2022.

Fortuna | 28

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Ounce of Gold Sold

The following tables shows a breakdown of the all-in sustaining cash cost per ounce of gold sold and all-in cash cost per ounce of gold sold for the three and nine months ended September 30, 2023 and 2022:

Lindero Mine	Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cash cost applicable	21,926	23,202	67,821	63,980
Export duties and mining taxes	3,266	3,900	11,042	12,192
General and administrative expenses (operations)	2,292	2,044	6,791	6,497
Adjusted operating cash cost	27,484	29,146	85,654	82,669
Sustaining leases	598	563	1,795	1,831
Sustaining capital expenditures[1]	7,669	4,814	28,751	14,062
Brownfields exploration expenditures[1]	-	314	-	1,104
All-in sustaining cash cost	35,751	34,837	116,200	99,666
Non-sustaining capital expenditures[1]	353	-	676	169
All-in cash cost	36,104	34,837	116,876	99,835
Ounces of gold sold	22,195	30,052	74,038	89,193
All-in sustaining cash cost per ounce of gold sold	1,611	1,159	1,569	1,117
All-in cash cost per ounce of gold sold	1,627	1,159	1,579	1,119
[1] Presented on a cash basis

Yaramoko Mine	Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cash cost applicable	25,587	25,258	68,372	68,752
Inventory net realizable value adjustment	-	1,170	334	3,125
Royalties and mining taxes	3,793	2,817	10,241	8,898
General and administrative expenses (operations)	(243)	688	1,255	1,570
Standby costs	-	-	2,999	-
Adjusted operating cash cost	29,137	29,933	83,201	82,345
Sustaining leases	1,161	1,419	3,681	4,273
Sustaining capital expenditures[1]	9,451	10,225	37,318	26,671
Brownfields exploration expenditures[1]	1,447	2,530	3,656	3,018
All-in sustaining cash cost	41,196	44,107	127,856	116,307
All-in cash cost	41,196	44,107	127,856	116,307
Ounces of gold sold	34,029	27,055	89,447	81,183
All-in sustaining cash cost per ounce of gold sold	1,211	1,630	1,429	1,433
All-in cash cost per ounce of gold sold	1,211	1,630	1,429	1,433
[1] Presented on a cash basis

Fortuna | 29

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Séguéla Mine	Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cash cost applicable	14,108	-	14,108	-
Royalties and mining taxes	4,568	-	4,568	-
General and administrative expenses (operations)	3,112	-	3,112	-
Adjusted operating cash cost	21,788	-	21,788	-
Sustaining leases	3,044	-	3,044	-
Sustaining capital expenditures[1]	3,147	-	3,147	-
All-in sustaining cash cost	27,979	-	27,979	-
All-in cash cost	27,979	-	27,979	-
Ounces of gold sold	35,503	-	35,503	-
All-in sustaining cash cost per ounce of gold sold	788	-	788	-
All-in cash cost per ounce of gold sold	788	-	788	-
[1] Presented on a cash basis

All-in Sustaining Cash Cost and All-in Cash Cost per Ounce of Gold Equivalent Sold

The following tables shows a breakdown of the all-in sustaining cash cost per ounce of gold equivalent sold for the three and nine months ended September 30, 2023 and 2022:

Consolidated	Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cash cost applicable	105,514	87,083	274,315	246,701
Inventory adjustment - cash portion	-	1,170	334	3,150
Royalties, export duties and mining taxes	13,071	8,195	30,277	25,778
Workers' participation	936	1,745	1,642	3,952
General and administrative expenses (operations)	7,920	5,228	19,875	16,047
General and administrative expenses (Corporate)	6,219	7,283	23,300	27,328
Standby costs	-	-	7,083	-
Adjusted operating cash cost	133,660	110,704	356,826	322,955
Sustaining leases	5,872	3,006	11,778	9,098
Sustaining capital expenditures	27,243	23,213	89,311	64,275
Brownfields exploration expenditures	3,326	4,590	7,951	9,495
All-in sustaining cash cost	170,101	141,513	465,866	405,824
Payable ounces of gold equivalent sold	129,627	98,873	309,196	293,423
All-in sustaining cash cost per ounce of gold equivalent sold	1,312	1,431	1,507	1,383

Gold equivalent was calculated using the realized prices for gold of $1,924/oz Au, $23.7/oz Ag, $2,136/t Pb, and $2,428/t Zn for Q3 2023 and using the realized prices for gold of $1,718/oz Au, $19.2/oz Ag, $1,989/t Pb, and $3,268/t Zn for Q3 2022.

Gold equivalent was calculated using the realized prices for gold of $1,927/oz Au, $23.4/oz Ag, $2,162/t Pb, and $2,778/t Zn for YTD 2023 and using the realized prices for gold of $1,823/oz Au, $21.9/oz Ag, $2,181/t Pb, and $3,634/t Zn for YTD 2022.

Fortuna | 30

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Production Cash Cost per Tonne and Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables present a reconciliation of production cash cost per tonne and cash cost per payable ounce of silver equivalent sold to the cost of sales in the Q3 2023 Financial Statements:

San Jose Mine		Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)		2023	2022	2023	2022
Cost of sales		37,071	32,936	98,960	94,313
Changes in concentrate inventory		(72)	(209)	(90)	(137)
Cost of sales-right of use		213	-	540	-
Depletion and depreciation in concentrate inventory		25	68	26	49
Inventory adjustment		228	312	(66)	266
Royalties and mining taxes		(1,278)	(1,261)	(3,575)	(4,002)
Workers participation		(341)	(979)	(91)	(1,876)
Depletion and depreciation		(10,233)	(9,659)	(28,677)	(27,265)
Cash cost[3]	A	25,613	21,208	67,027	61,348
Total processed ore (tonnes)	B	247,542	267,198	689,165	770,090
Production cash cost per tonne ($/t)	=A/B	103.47	79.37	97.26	79.66
Cash cost[3]	A	25,613	21,208	67,027	61,348
Changes in concentrate inventory		72	209	90	137
Depletion and depreciation in concentrate inventory		(25)	(68)	(26)	(49)
Inventory adjustment		(228)	(312)	66	(266)
Treatment charges		54	(173)	279	(228)
Refining charges		956	997	2,569	2,789
Cash cost applicable per payable ounce sold	C	26,442	21,861	70,005	63,731
Payable ounces of silver equivalent sold[1]	D	1,910,609	2,254,673	5,194,670	6,159,782
Cash cost per ounce of payable silver equivalent sold[2] ($/oz)	=C/D	13.84	9.70	13.48	10.35
Mining cost per tonne		49.98	37.72	44.86	37.48
Milling cost per tonne		20.92	17.49	21.47	18.74
Indirect cost per tonne		21.77	16.09	21.05	15.48
Community relations cost per tonne		3.87	2.68	3.28	2.55
Distribution cost per tonne		6.93	5.39	6.60	5.41
Production cash cost per tonne ($/t)		103.47	79.37	97.26	79.66

1 Silver equivalent sold for Q3 2023 is calculated using a silver to gold ratio of 81.7:1 (Q3 2022: 90.0:1). Silver equivalent sold for YTD 2023 is calculated using silver to gold ratio of 82.6:1 (YTD 2022: 83.5:1)

[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results – Sales and Realized Prices

Fortuna | 31

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Caylloma Mine		Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)		2023	2022	2023	2022
Cost of sales		16,159	17,512	50,810	50,815
Changes in concentrate inventory		188	135	143	11
Cost of sales-right of use		437	-	1,567	-
Depletion and depreciation in concentrate inventory		25	(30)	(66)	(196)
Inventory adjustment		561	(491)	(36)	(179)
Royalties and mining taxes		(166)	(218)	(851)	(686)
Provision for community support		109	123	32	97
Workers participation		(449)	(455)	(1,326)	(1,389)
Depletion and depreciation		(2,960)	(3,619)	(9,848)	(10,952)
Cash cost[3]	A	13,904	12,957	40,425	37,521
Total processed ore (tonnes)	B	140,077	139,143	403,077	407,695
Production cash cost per tonne ($/t)	=A/B	99.25	93.12	100.29	92.03
Cash cost	A	13,905	12,957	40,425	37,521
Changes in concentrate inventory		(188)	(135)	(143)	(11)
Depletion and depreciation in concentrate inventory		(25)	30	66	196
Inventory adjustment		(561)	491	36	179
Treatment charges		4,714	3,028	14,913	11,195
Refining charges		258	389	822	1,153
Cash cost applicable per payable ounce sold	C	18,103	16,760	56,119	50,233
Payable ounces of silver equivalent sold[1]	D	1,158,881	1,480,688	3,869,253	4,101,900
Cash cost per ounce of payable silver equivalent sold[2,3] ($/oz)	=C/D	15.62	11.32	14.50	12.25
Mining cost per tonne		47.07	41.38	46.07	39.04
Milling cost per tonne		13.16	14.57	14.56	15.24
Indirect cost per tonne		29.58	28.46	29.92	29.50
Community relations cost per tonne		0.70	1.30	0.72	0.93
Distribution cost per tonne		8.74	7.43	9.02	7.34
Production cash cost per tonne ($/t)		99.25	93.14	100.29	92.05

1 Silver equivalent sold for Q3 2023 is calculated using a silver to gold ratio of 80.3:1 (Q3 2022: 0.0:1), silver to lead ratio of 1:24.7 pounds (Q3 2022: 1:21.4), and silver to zinc ratio of 1:21.7 pounds (Q3 2022: 1:13.0). Silver equivalent sold for YTD 2023 is calculated using a silver to gold ratio of 80.9:1 (YTD 2022: 84.8:1), silver to lead ratio of 1:24.0 pounds (YTD 2022: 1:22.2), and silver to zinc ratio of 1:18.6 pounds (YTD 2022: 1:13.3).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices

Fortuna | 32

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per payable ounce of silver equivalent sold for the three and nine months ended September 30, 2023 and 2022:

San Jose Mine	Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cash cost applicable	26,442	21,861	70,004	63,731
Cost of sales-right of use	(213)	-	(540)	-
Royalties and mining taxes	1,278	1,261	3,575	4,002
Workers' participation	426	1,224	114	2,345
General and administrative expenses (operations)	1,727	1,606	5,251	4,845
Stand-by costs	-	-	4,084	-
Adjusted operating cash cost	29,660	25,952	82,488	74,923
Sustaining leases	256	183	632	489
Sustaining capital expenditures[3]	3,462	4,410	10,828	12,036
Brownfields exploration expenditures[3]	1,082	1,548	2,958	4,645
All-in sustaining cash cost	34,460	32,093	96,906	92,093
Non-sustaining capital expenditures[3]	385	-	1,178	869
All-in cash cost	34,845	32,093	98,084	92,962
Payable ounces of silver equivalent sold[1]	1,910,609	2,254,673	5,194,670	6,159,782
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	18.04	14.23	18.65	14.95
All-in cash cost per ounce of payable silver equivalent sold[2]	18.24	14.23	18.88	15.09

1 Silver equivalent sold for Q3 2023 is calculated using a silver to gold ratio of 81.7:1 (Q3 2022: 90.0:1). Silver equivalent sold for YTD 2023 is calculated using silver to gold ratio of 82.6:1 (YTD 2022: 83.5:1)

[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis

Caylloma Mine	Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cash cost applicable	18,103	16,760	56,118	50,233
Cost of sales-right of use	(437)	-	(1,567)	-
Royalties and mining taxes	166	218	851	686
Workers' participation	510	522	1,528	1,607
General and administrative expenses (operations)	1,032	890	3,466	3,135
Adjusted operating cash cost	19,374	18,390	60,396	55,661
Sustaining leases	813	841	2,626	2,505
Sustaining capital expenditures[3]	3,514	3,764	9,267	11,506
Brownfields exploration expenditures[3]	797	198	1,337	729
All-in sustaining cash cost	24,498	23,193	73,626	70,401
All-in cash cost	24,498	23,193	73,626	70,401
Payable ounces of silver equivalent sold[1]	1,158,881	1,480,688	3,869,253	4,101,900
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	21.14	15.66	19.03	17.16
All-in cash cost per ounce of payable silver equivalent sold[2]	21.14	15.66	19.03	17.16

1 Silver equivalent sold for Q3 2023 is calculated using a silver to gold ratio of 80.3:1 (Q3 2022: 0.0:1), silver to lead ratio of 1:24.7 pounds (Q3 2022: 1:21.4), and silver to zinc ratio of 1:21.7 pounds (Q3 2022: 1:13.0). Silver equivalent sold for YTD 2023 is calculated using a silver to gold ratio of 80.9:1 (YTD 2022: 84.8:1), silver to lead ratio of 1:24.0 pounds (YTD 2022: 1:22.2), and silver to zinc ratio of 1:18.6 pounds (YTD 2022: 1:13.3).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis

Fortuna | 33

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Free Cash Flow from Ongoing Operations

The following table presents a reconciliation of free cash flow from ongoing operations to net cash provided by operating activities, the most directly comparable IFRS measure, for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
(Expressed in millions)	2023	2022	2023	2022

Net cash provided by operating activities	106.5	64.7	191.8	144.6
Adjustments
Séguéla, working capital	-	-	4.4	-
Additions to mineral properties, plant and equipment	(30.6)	(27.8)	(97.3)	(73.8)
Mexican royalty payment	-	-	-	3.0
Other adjustments	(5.9)	(2.9)	(11.6)	(9.0)
Free cash flow from ongoing operations	70.0	34.0	87.3	64.8

Figures may not add due to rounding

Adjusted Net Income

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
(Expressed in millions)	2023	2022	2023	2022
Net income	30.9	(4.1)	46.2	24.5
Adjustments, net of tax:
Community support provision and accruals[1]	-	-	(0.1)	-
Foreign exchange loss, Séguéla Mine	0.1	0.3	-	1.2
Write off of mineral properties	0.5	3.4	0.5	4.9
Unrealized loss (gain) on derivatives	(0.1)	1.7	(0.3)	(0.5)
Inventory adjustment	-	0.9	0.7	4.2
Accretion on right of use assets	1.7	0.6	2.7	1.8
Other non-cash/non-recurring items	0.2	(0.5)	(0.2)	(0.7)
Adjusted net income	33.3	2.3	49.5	35.4
[1] Amounts are recorded in Cost of sales

Figures may not add due to rounding

Fortuna | 34

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
(Expressed in millions)	2023	2022	2023	2022
Net income	30.9	(4.1)	46.2	24.5
Adjustments:
Community support provision and accruals	(0.1)	-	(0.2)	-
Inventory adjustment	-	1.1	0.9	5.1
Foreign exchange loss, Séguéla Mine	0.1	0.3	-	1.2
Net finance items	8.2	2.4	14.3	8.9
Depreciation, depletion, and amortization	63.9	46.9	148.0	127.4
Income taxes	6.6	5.8	15.6	26.1
Other non-cash/non-recurring items	(5.0)	2.0	(10.8)	(3.5)
Adjusted EBITDA	104.6	54.4	214.0	189.7

Figures may not add due to rounding

Working Capital

The following table presents a calculation of working capital for the nine months ended September 30, 2023 and 2022:

	Nine months ended September 30,
	2023	2022
Current Assets	$330,254	$251,851
Current Liabilities	155,835	130,753
Working Capital	$174,419	$121,098

Qualified Person

Eric Chapman, Senior Vice-President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101).  Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

Fortuna | 35

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

RISKS AND UNCERTAINTIES

In the exploration, development and mining of mineral deposits, we are subject to various significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: operating hazards and risks incidental to mining activities; mineral resources, mineral reserves and metal recoveries are estimated; the ability to replace mineral reserves; assumptions that the Company must make in determining production schedules, economic returns and costs; uncertainties related to new mining operations such as the Séguéla Mine, the inherent risk associated with project development including the Séguéla Mine; the substantial capital required for exploration and the development of infrastructure; future environmental regulation; the decision of the Court to re-instate the 12 year EIA for the San Jose Mine may be appealed; political and economic risk in the jurisdictions in which we operate; global geopolitical risk; repatriation of funds; government regulations and permit requirements, environmental legislation; abnormal or extreme natural events; climate change; labour relations; use of outside contractors; maintenance of mining concessions, challenges to the Company’s title to its properties; the termination of mining concessions in certain circumstances; risks related to artisanal or informal mining on the Company’s properties; compliance with ILO Convention 169; maintaining relationships with local communities; reputational risk; opposition to the Company’s exploration, development or operational activities; funding for exploration and development; production risk at our operating mine sites; our ability to service and repay our debt; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; debt service obligations; breach and default under indebtedness; credit ratings; our ability to attract and retain a skilled workforce; the ability to maintain appropriate and adequate insurance across all jurisdictions; our compliance with corruption and anti-bribery laws and sanctions; risks related to legal proceedings that arise in the ordinary course of business; foreign currency risk; fluctuations in metal prices; our ability to sell to a limited number of smelters and off-takers; tax matters; credit risk on receivables; reclamation; risks related to information and operation technology systems; results of future legal proceedings and contract settlements; pandemics, epidemics and public health crises; volatility in the market price of the Company’s common shares and debentures; dilution of shareholders from future offerings of the Company’s common shares or securities convertible into common shares; dividends; and competition.

These risks are not a comprehensive list of the risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors' in our current Annual Information Form for the year ended December 31, 2022 (which is available on SEDAR+ at www.sedarplus.ca), and which risks are incorporated by reference in this MD&A.

Significant changes to our financial, operational and business risks exposure during the three and nine months ended September 30, 2023 include the following:

o	Production at the San Jose Mine was suspended for 15 days in the second quarter of 2023 as a result of an illegal blockade (see News Releases dated May 2, 2023 and May 11, 2023). This suspension resulted in the loss of 47,200 tonnes of ore being processed and impacted mine preparation, delaying access to higher grade stopes planned in the quarter. The return to operations was hindered as a result of absenteeism and resignations. Normal production levels were reached by the end of July.
o	It is not unusual in the mining industry for new mining operations to experience unexpected difficulties during the start-up phase or the subsequent ramp up in production to design capacity. During the third quarter the Company experienced a failure of the primary transformer for the SAG Mill resulting in a nine day shutdown. Vendor representatives were brought in to assist with the repairs and to perform an assessment of the transformer and the recommended modifications were put in place to prevent future issues. Once the repairs were completed, the plant was brought back up to its nominal production rate.
o	Additional financial restrictions implemented in Argentina suspended the validity of exemption certificates on income tax and VAT withholdings on the importation of goods until December 31, 2023. This could have a significant financial impact for the Company’s wholly-owned subsidiary, Mansfield Minera SA (“Mansfield”) in the amount up to $5.7 million for 2023. Mansfield considers this Resolution to be

Fortuna | 36

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

unconstitutional, as it either does not take into account whether taxes are payable or has the effect of suspending tax benefits previously granted by the Argentine Tax Authority (“AFIP”) for 2023. Mansfield has applied to the Federal Appeals Court of the Province of Salta for protection to prevent AFIP from collecting such taxes.
o	On April 28, 2023, the Mexican Government reformed its mining code which significantly changed the current legal environment including shortening the length of concessions from 50 years to 30 years, requiring all new mining concession to be granted pursuant to a public tendering process; imposing new indigenous consultation requirements and new environmental safeguards; tightening the requirements for water, and other reforms. The impact to Fortuna’s operations is currently under review.
o	In July of 2023 a military coup occurred in Niger, a country bordering Burkina Faso, adding further instability to the West Africa Region. The Company continues to monitor the political situation in the West Africa region but currently sees no increase in risk to its current operations.
o	A surprise result in the Argentinian primary elections held on August 13, 2023 saw a significant devaluation of the Peso and increased uncertainty in the political and regulatory environment. This uncertainty was reflected in the currency markets with the Peso devaluing significantly in August until action was taken by the central bank to fix the exchange rate against the US Dollar during the election period. The uncertainty persisted through the general election held on October 22, 2023 after no candidates received the required number of votes and a run-off election has been set for November 19, 2023. Management will continue to monitor the situation in Argentina and take the appropriate actions to mitigate the risk to our operations.

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgements and accounting estimates, refer to note 4 of our 2022 Financial Statements. There have been no subsequent material changes to these significant judgements and accounting estimates.

Changes in Accounting Policies

The accounting policies applied in the Q3 2023 Financial Statements are the same as those applied in the 2022 Financial Statements.

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2023. These include amendments to IAS 1 (Presentation of Financial Statements) and IFRS Practice Statement 2 (Making Materiality Judgements), IAS 8 (Definition of Accounting Estimates) and IAS 12 (Deferred tax related to assets and liabilities arising from a single transaction). The impact of adoption was not significant to the Company's interim financial statements.

Fortuna | 37

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board.  However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

There have been no changes in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Fortuna | 38

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A includes certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are often, but not always, identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, “possible”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

Mineral Resource and Mineral Reserve estimates as they involve the implied assessment, based on estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated and can be profitably produced in the future; the Company's plans and expectations for its material properties and future exploration, development and operating activities including, without limitation, capital expenditure, production and cash cost and AISC estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company;

●	the Company’s financial performance being closely linked to the prices of silver and gold;
●	the payments due under, and the maturity date of, the Company’s financial liabilities, lease obligations and other contractual commitments;
●	the Company’s expectations regarding its consolidated production guidance for the year and expectations relating to whether production at each of the Company’s mines will achieve their respective production guidance;
●	the Company’s expectations regarding its cost guidance for the year, including the increased guidance for Yaramoko to between 110 and 120 thousand ounces of gold from the original guidance of 92 to 102 thousand ounces, and expectations relating to whether each of the Company’s mines will be within their respective cost guidance;
●	the Company’s expectation that there are no changes in internal controls during the three and nine months ended September 30, 2023 that are reasonably likely to materially affect the Company’s internal control over financing reporting;
●	property permitting and litigation matters;
●	statements regarding the possibility of an appeal of the Court’s decision in favour of Minera Cuzcatlan to reinstate the EIA for the San Jose Mine, the likelihood of success of such appeal, and statements regarding the possible removal of the temporary restrictions imposed by the Company’s lenders under the Amended Credit Facility if an appeal is not filed on or before November 30, 2023;
●	statements that Lindero anticipates placing approximately 1.6 million tonnes of ore on the leach pad at a higher average of 0.67 g/t Au;
●	the Company’s expectation that the leach pad expansion project at Lindero will be completed during the second half of 2024;
●	statements that drilling will continue on the western portion of Zone 55 at Yaramoko during the fourth quarter of 2023;
●	statements that stripping and initial mining of oxide material is scheduled at to begin at Séguéla in the fourth quarter of 2023 and that initial grade control drilling at the Koula deposit will be completed early in the fourth quarter;
●	the fluctuation of its effective tax rate in the jurisdictions where the Company does business;
●	the Company’s expectations regarding its consolidated production guidance for the year, and expectations relating to whether production at each of the Company’s mines will achieve their respective production guidance;
●	statements that management will continue to monitor the political and regulatory environment in Argentina and take appropriate actions to mitigate the risks to the Company’s operations; and

Fortuna | 39

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

●	the Company’s expectations regarding the timeline for providing updated Mineral Resource and Mineral Reserve estimates.

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations,  including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others: operational risks relating to mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainty relating to new mining operations such as the Séguéla Mine, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production;  the possibility that the Court’s ruling in favour of Minera Cuzcatlan to reinstate the EIA for the San Jose Mine will be successfully appealed; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to International Labor Organization (“ILO”) Convention 169 compliance; developing and maintaining good relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; substantial reliance on the Lindero Mine, the Yaramoko Mine, the Séguéla Mine, and the San Jose Mine for revenues; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; reliance on key personnel; uncertainty relating to potential conflicts of interest involving the Company’s directors and officers; risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions; adequacy of insurance coverage; operational safety and security risks; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to the foreign corrupt practices regulations and anti-bribery laws; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to pandemics, epidemics and public health crises; and the impact they might have on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate; competition; fluctuations in metal prices; regulations and restrictions with respect to imports; high rates of inflation; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and restrictions on foreign exchange and currencies; failure to meet covenants under its Credit Facilities, or an event of default which may reduce the Company’s liquidity and adversely affect its business; tax audits and reassessments; risks relating to hedging; uncertainty relating to

Fortuna | 40

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; risks related to the volatility of the trading price of the Company’s common shares and the Company’s debentures; dilution from further equity or convertible debenture financings; risks related to future insufficient liquidity resulting from a decline in the price of the Company’s common shares or debentures; uncertainty relating to the Company’s ability to pay dividends in the future; risks relating to the market for the Company’s securities; risks relating to the debentures of the Company; and uncertainty relating to the enforcement of U.S. judgments against the Company; as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form for the financial year ended December 31, 2022 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions and factors management considers reasonable as at the date of this MD&A, including but not limited to: all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties; there being no significant disruptions affecting operations, whether relating to labour, supply, power, blockades, damage to equipment or other matter; there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian conflict or otherwise that would impair their ability to provide goods and services; permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations; if an appeal is made in respect of the Court’s ruling in favour of Minera Cuzcatlan in the Mexican Legal Proceedings, that such appeal won’t be successful; expected trends and specific assumptions regarding metal prices and currency exchange rates; prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels; production forecasts meeting expectations; any investigations, claims, and legal, labour and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; and the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these Forward-looking Statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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